UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period __November 2003_____	File No: ____0-30720_____

Radius Explorations Ltd.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, B.C. V6C 2G8, Canada

 (Address of principal executive offices)

1.

News Release dated November 14, 2003

2.

Interim Financial Statements (Unaudited) for the period ended September 30, 2003

3.

Management Discussion for the 9-month period ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Explorations Ltd.

(Registrant)

Dated: February 16, 2004	Signed: /s/ Simon Ridgway President and Director

News Release 2003-18

November 14, 2003

Financing Closed

Vancouver – Radius Explorations Ltd. (“Radius”) is pleased to report that it has closed its previously announced brokered private placement.  Radius has issued 6,545,000 units at a price of $1.50 per unit, for proceeds after commissions of $9,130,275.  The present cash position of Radius is $13.7 million.  The securities issued have a hold period until March 14, 2004.

The proceeds of the financing will be used to fund the Company’s gold exploration programs, primarily in Nicaragua, and for general corporate purposes.  Radius has been exploring in Central America since 1999 and recently extended operations into Nicaragua, discovering two new gold systems in that country at El Pavon (formerly known as Las Brisas) and La Patriota.

For further information on Radius Explorations Ltd., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

Symbol:

TSXV-RDU

Shares Issued:

37.6 -million

       “signed”

Simon Ridgway, President

NOT FOR RELEASE OR DISSEMINATION IN THE UNITED STATES. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

RADIUS  EXPLORATIONS  LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	September 30 2003	December 31 2002

ASSETS

CURRENT
Cash and short-term deposits	$ 5,163,881	$ 1,858,623
Advances and other receivables	58,024	76,917
Due from related parties (Note 5)	337,732	82,444
Prepaid expenses and deposits	62,141	53,812
	5,621,778	2,071,796

CAPITAL ASSETS	158,098	40,629
ADVANCES FOR EXPLORATION COSTS	205,674	-
DEFERRED EXPLORATION COSTS	7,456,691	6,714,040
	$ 13,442,241	$ 8,826,465

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 100,648	$ 119,711

SHAREHOLDERS’ EQUITY

SHARE CAPITAL	17,331,988	11,652,765
CONTRIBUTED SURPLUS	22,169	-
SHARE SUBSCRIPTIONS	-	500,000
	17,354,157	12,152,765
DEFICIT	(4,012,564)	(3,446,011)

	13,341,593	8,706,754

	$ 13,442,241	$ 8,826,465

APPROVED BY THE DIRECTORS:

___________”signed”__________, Director Simon Ridgway	_______”signed”_______________, Director Mario Szotlender

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

		Three Month Period Ended September 30,	Nine Month Period Ended September 30,
	2003	2002	2003	2002

DEFICIT – BEGINNING OF PERIOD	$ 3,811,741	$ 3,042,076	$3,446,011	$2,803,385

Net loss for the period	200,823	140,428	566,553	379,119

DEFICIT – END OF PERIOD	$ 4,012,564	$3,182,504	$4,012,564	$3,182,504

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2003	2002	2003	2002

REVENUE
Consulting income	$ -	$ -	$ -	$ 14,586
Interest income	17,881	-	32,770	13,918

	17.881	-	32,770	28,504

EXPENSES
Amortization	5,750	5,195	16,920	15,585
Bank charges and interest	1,692	526	3,601	1,811
Consulting fees	9,240	15,000	26,394	45,000
Foreign currency exchange	421	(780)	30,776	3,151
Legal and accounting fees	7,123	3,700	8,457	3,902
Management fees	7,500	7,500	22,500	22,500
Non-cash compensation charge (Note 6)	-	-	22,169	-
Office and miscellaneous	3,765	2,048	16,628	19,399
Public relations	114,630	38,213	214,875	61,953
Regulatory and stock exchange fees	905	13,104	13,355	14,527
Rent and utilities	8,212	6,437	18,941	29,919
Repair and maintenance	-	3,092	2,984	12,440
Salaries and wages	46,459	32,650	120,525	147,283
Telephone and fax	1,802	1,445	5,904	8.064
Transfer agent fees	3,159	1,536	8,169	4,240
Travel and accommodation	8,045	10,762	67,126	17,849

	218,704	140,428	599,324	407,623

NET LOSS FOR THE PERIOD	200,823	140,428	566,553	379,119

LOSS PER SHARE	$ 0.01	$ 0.01	$ 0.02	$ 0.02

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended September 30,		Nine Month Period Ended September 30,
	2003	2002	2003	2002

OPERATING ACTIVITIES
Net loss for the period	$ (200,823)	$ (140,428)	$ (566,553)	$ (379,119)
Item not involving cash
Amortization	5,750	5,195	16,920	15,585
Non-cash compensation charge	-	_________-	22,169	___-___
	(195,073)	(135,233)	(527,464)	(363,534)
Changes in non-cash working capital items	(403,176)	(63,427)	(18,939)	(131,463)

	(598,249)	(198,660)	(546,403)	(494,997)

FINANCING ACTIVITIES
Proceeds on issuance of common shares	3,145,378	-	6,034,195	-
Share subscriptions converted to common shares	-	-	(500,000)	-
Issue costs of common shares	387,665	-	(354,971)	(1,500)

	3,533,043	-	5,179,224	(1,500)

INVESTING ACTIVITIES
Advances for exploration costs	55,392	34,729	(205,674)	43,792
Due from related parties	(215,853)	(26,227)	(255,288)	75,294
Expenditures on deferred exploration costs	(273,957)	(576,546)	(742,651)	(1,394,613)
Purchase of capital assets	(16,625)	-	(123,950)	-

	(451,043)	(568,044)	(1,327,563)	(1,275,527)

INCREASE (DECREASE) IN CASH	2,483,751	(766,704)	3,305,258	(1,772,024)

Cash – beginning of period	2,680,130	1,614,796	1,858,623	2,620,116

CASH – END OF PERIOD	$ 5,163,881	$ 848,092	$ 5,163,881	$ 848,092

RADIUS EXPLORATIONS LTD.

(A Development Stage Company)

INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Guatemala			Nicaragua	Nine Month Period Ended	Year Ended
	JV Projects				September 30,	Dec. 31,
	Gold Fields	Pillar	Other	Other	2003	2002

BALANCE – BEGINNING OF PERIOD	$5,053,466	$98,210	$1,562,364	$ -	$6,714,040	$5,087,394

ACQUISITION COSTS
Cash	-	-	74,709	-	74,709	208,030

EXPENDITURES DURING THE PERIOD
Automobile	-	-	12,270	9,843	22,113	43,528
Camp, food and supplies	-	-	12,550	14,698	27,248	46,939
Drafting, maps and printing	10	-	4,232	13,254	17,496	52,264
Drilling	-	-	-	-	-	184,997
Equipment	-	-	9,074	15,547	24,622	4,933
Equipment rental	-	-	-	-	-	6,975
Exploration administration	13	-	8,151	13,590	21,754	20,584
Geochemistry	-	-	26,926	16,755	43,682	135,341
Geological consulting	-	-	90,896	174,463	265,358	580,553
Geophysics	-	-	-	-	-	56,618
Legal and accounting	1,104	-	21,616	2,266	24,986	42,028
Licenses, rights and taxes	13,835	-	17,577	-	31,412	69,606
Materials	-	-	1,564	2,183	3,747	10,797
Medical expenses	-	-	9,181	7,061	16,242	45,647
Property payments	-	-	848	-	848	58
Rent and utilities	-	-	17,037	5,657	22,694	33,911
Repair and maintenance	-	-	-	194	194	5,555
Salaries and wages	-	-	52,905	38,801	91,706	95,099
Shipping	-	-	619	119	738	1,615
Telephone and communications	-	-	7,813	5,458	13,271	27,108
Travel and accommodation	476	-	17,781	21,573	39,830	116,689

	15,438	-	311,041	341,462	667,942	1,580,845

EXPENDITURES RECOVERED	-	-	-	-	-	(47,334)
WRITTEN-OFF DURING THE PERIOD	-	-	-	-	-	(114,895)

BALANCE, END OF PERIOD	$5,068,904	$98,210	$1,948,114	$341,462	$7,456,691	$6,714,040

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2003

1.

Basis Of Presentation

The consolidated financial statements contained herein include the accounts of Radius Explorations Ltd. and its wholly-owned subsidiaries located in Guatemala, Nicaragua and Panama.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2.

Nature Of Operations

The Company was incorporated on September 9, 1997 and is or has been engaged in acquisition and exploration of mineral properties in Guatemala, Nicaragua and Panama.  The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

3.

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

4.

Loss Per Share

The basic loss per share is based on the weighted average number of shares outstanding.  The fully diluted loss per share is not presented as it would be anti-dilutive.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

September Month Period Ended September 30, 2003 – Page 2

5.

Due From Related Parties

The amounts are due from companies related by common directors and are for the sharing of office space and administrative overhead.  These amounts are non-interest bearing and have no fixed repayment terms.  Of this amount $216,497 was repaid in October 2003.

6.

Capital Stock

Authorized_____

                              100,000,000 common shares without par value

Issued:__________________	Number of Shares	Price	_____$____

Issued
Balance, December 31, 2000	10,550,500		$ 4,197,496
Exercise of warrants	1,797,500	0.80	1,438,000
Issued for cash	1,373,334	0.60	824,000
Exercise of stock options	55,000	0.60	33,000
Issued for cash	3,904,762	1.05	4,100,000
Exercise of stock options	25,000	0.85	21,250
Issued for mineral property option	100,000	1.00	100,000
Exercise of stock options	105,000	0.35	36,750
Less: issue costs	__________		(49,618)

Balance, December 31, 2001	17,911,096		10,700,879
Issued for cash	4,794,800	0.20	958,960
Less: issue costs	___________		(7,074)

Balance, December 31, 2002	22,705,896		11,652,765
Issued for cash	1,000,000	0.50	500,000
Exercise of stock options	275,000	0.60	165,000
Exercise of stock options	155,000	0.65	100,750
Exercise of stock options	200,000	0.68	136,000
Exercise of stock options	30,000	0.90	27,000
Exercise of stock options	20,000	0.94	18,800
Exercise of stock options	50,000	0.99	49,500
Exercise of stock options	40,000	1.00	40,000
Exercise of stock options	10,000	1.01	10,100
Exercise of warrants	1,123,334	0.74	831,267
Exercise of warrants	1,395,000	0.25	348,750
Exercise of warrants	144,000	0.55	79,200
Exercise of warrants	2,982,262	1.25	3,727,828
Less: issue costs	__________		(354,971)

Balance, September 30, 2003	30,130,492		17,331,988

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2003 – Page 3

6.

Capital Stock (cont’d)

Escrow Shares

As at September 30, 2003, there are 750,000 common shares held in escrow, the release of which is subject to regulatory approval.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	September 30, 2003		September 30, 2002

	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of year	1,530,000	$ 0.90	1,790,000	$0.88
Cancelled			(260,000)	0.74

Granted	940,000	0.68	-	-
	200,000	0.90
	270,000	0.99
	10,000	1.01
	75,000	0.95
	50,000	1.25
	300,000	1.10

Exercised	(155,000)	0.65	-	-
	(275,000)	0.60
	(20,000)	0.94
	(40,000)	1.00
	(200,000)	0.68
	(10,000)	1.01
	(50,000)	0.99	_________	_______

Outstanding, end of period	2,595,000	$ 0.92	1,530,000	$0.90

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2003 – Page 4

6.

Capital Stock (cont’d)

Stock Options

The following stock options were outstanding and exercisable at September 30, 2003:

Number of Shares	Exercise Price	Expiry Date

500,000	$ 1.35	June 14, 2004
77,000	0.65	October 31, 2004
40,000	0.65	December 12, 2004
64,000	0.60	November 15, 2004
54,000	0.68	January 11, 2006
125,000	0.85	January 24, 3006
180,000	1.00	July 10, 2006
740,000	0.68	January 07, 2008
170,000	0.90	January 15, 2008
220,000	0.99	January 27, 2008
75,000	0.95	April 2, 2008
300,000	1.10	August 7, 2008
50,000	1.25	June 1, 2004
2,595,000

Warrants

The following share purchase warrants were outstanding at September 30, 2003:

Number	Exercise Price	Expiry Date
3,399,800	0.25	December 19, 2004
606,000	0.55	January 06, 2004
4,005,800

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2003 – Page 5

6.

Capital Stock (cont’d)

Stock-Based Compensation

The Company uses the settlement method of accounting for share options granted to directors, officers and employees. If the fair value method had been used to determine compensation cost for share options granted after January 1, 2002 to directors, officers and employees, the Company’s net loss and loss per share for the nine month period ended September 30, 2003 would have been as follows:

	As Reported	Fair Value of Options Granted	Pro-Forma

Net Loss	$ (566,553)	$ (1,074,583)	$ (1,641,136)

Basic Loss per share	$ (0.02)		$ (0.06)

A non-cash compensation charge of $22,169, associated with the granting of options to a consultant, has been recognized in the financial statements for the nine months ended September 30, 2003. The compensation charge associated with directors’ and employees’ options in the amount of $1,074,583 is not recognized in the financial statements, but included in the pro forma amounts below.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Risk Free interest rate	2.25%
Expected stock price volatility	85.82%
Expected term in years	5
Expected dividend yield	0.0%

7.

Related Party Transactions

During the nine month period ending September 30, 2003 the Company entered into the following transactions with related parties:

a.

Paid $49,500 (September 30, 2002 - $88,125) in geological consulting fees to a company controlled by a director.

a.

Paid $22,500 (September 30, 2002 - $22,500) in management fees to a company controlled by a director.

b.

Accounts payable and advances include $3,709 (September 30, 2002 $Nil) payable to a  company which has a common director with the company.

c.

Advances and other receivables include $30,000 due from a director and arose from advances for travel costs incurred on behalf of the company.

Radius Explorations Ltd.

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Nine Month Period Ended September 30, 2003 – Page 6

8.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s resource properties are located in Guatemala and Nicaragua.

Details of identifiable assets by geographic segments are as follows:

	Nine Month Period Ended September 30, 2003	Year Ended December 31, 2002

Identifiable Assets
Canada	$5,308,594	$1,628,531
Guatemala	7,630,080	7,197,934
Nicaragua	503,567	-
	$13,442,241	$8,826,465
Capital Assets
Canada	$130,284	$0
Guatemala	9,428	40,629
Nicaragua	18,386	-
	$158,098	$40,629
Deferred Exploration Costs
Canada	$0	$0
Guatemala	7,115,229	6,714,040
Nicaragua	341,462	-
	$7,456,691	$6,714,040

SEPTEMBER 30, 2003 QUARTERLY REPORT

SCHEDULE A  –  FINANCIAL STATEMENTS

See attached unaudited financial statements for the nine month period ended September 30, 2003.

SCHEDULE B  –  SUPPLEMENTARY INFORMATION

1.

Analysis of Expenses and Deferred Costs:  See Schedule A, Financial Statements, Statement of Operations and Schedule of Deferred Exploration Costs.

2.

Related Party Transactions:  See Schedule A, Financial Statements, Note 7.

3.

Summary of Securities Issued and Options Granted During the Period (Year-to-Date):

(a)

Securities Issued

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Com. Paid

Jan 07/03	Common	Private Placement	1,000,000	$0.50	$500,000	Cash	Nil
Jan 07/03	Warrants	Private Placement	750,000	n/a	n/a	n/a	n/a
Jan 09/03	Common	St. Op. Exercise	50,000	$0.60	$30,000	Cash	Nil
Jan 15/03	Common	St. Op. Exercise	25,000	$0.65	$16,250	Cash	Nil
Jan 15-16/03	Common	Warrant Exercise	775,000	$0.74	$573,500	Cash	Nil
Feb 04/03	Common	St. Op. Exercise	30,000	$0.60	$18,000	Cash	Nil
Feb 04/03	Common	St. Op. Exercise	20,000	$0.65	$13,000	Cash	Nil
Feb 05-20/03	Common	Warrant Exercise	348,334	$0.74	$257,767	Cash	Nil
Feb 21-23/03	Common	St. Op. Exercise	55,000	$0.60	$33,000	Cash	Nil
Feb 24/03	Common	St. Op. Exercise	20,000	$0.94	$18,800	Cash	Nil
Mar 10/03	Common	St. Op. Exercise	50,000	$0.60	$30,000	Cash	Nil
Apr. 10 – May 14/03	Common	Warrant Exercise	100,000	$0.25	$25,000	Cash	Nil
May 14-29/03	Common	Warrant Exercise	100,000	$0.55	$55,000	Cash	Nil
May 29/03	Common	Warrant Exercise	422,500	$1.25	$528,125	Cash	Nil
June 4/03	Common	Warrant Exercise	600,000	$0.25	$150,000	Cash	Nil
June 6/03	Common	Warrant Exercise	205,000	$1.25	$256,250	Cash	Nil
June 12-13/03	Common	St. Op. Exercise	55,000	$0.65	$35,750	Cash	Nil
June 12-13/03	Common	St. Op. Exercise	45,000	$0.60	$27,000	Cash	Nil
June 13/03	Common	Warrant Exercise	450,000	$1.15	$562,500	Cash	Nil
June 13/03	Common	St. Op. Exercise	50,000	$0.99	$49,500	Cash	Nil
June 13/03	Common	St. Op. Exercise	50,000	$0.68	$34,000	Cash	Nil
June 17/03	Common	St. Op. Exercise	10,000	$1.01	$10,100	Cash	Nil
June 18/03	Common	Warrant Exercise	70,000	$0.25	$17,500	Cash	Nil
June 27/03	Common	St. Op. Exercise	40,000	$1.00	$40,000	Cash	Nil
July 9/03	Common	Warrant Exercise	100,000	$0.25	$25,000	Cash	Nil
July 11/03	Common	Warrant Exercise	15,000	$0.55	$8,250	Cash	Nil
July 18 - 21/03	Common	Warrant Exercise	225,000	$0.25	$56,250	Cash	Nil
July 28/03	Common	Warrant Exercise	1,904,762	$1.25	$2,380,953	Cash	Nil
July 28/03	Common	Warrant Exercise	100,000	$0.25	$25,000	Cash	Nil
July 28/03	Common	St. Op. Exercise	25,000	$0.60	$15,000	Cash	Nil
August 20/03	Common	St. Op. Exercise	20,000	$0.60	$12,000.00	Cash	Nil
August 20/03	Common	St. Op. Exercise	55,000	$0.65	$35,750.00	Cash	Nil
August 20/03	Common	St. Op. Exercise	150,000	$0.68	$102,000.00	Cash	Nil
Sept. 17/03	Common	St. Op. Exercise	30,000	$0.90	$27,000.00	Cash	Nil
Sept. 23/03	Common	Warrant Exercise	29,000	$0.55	$15,950.00	Cash	Nil
Sept. 23/03	Common	Warrant Exercise	200,000	$0.25	$50,000.00	Cash	Nil

(b)

Options Granted

Date of Grant	Optionee	No. of Shares	Exercise Price	Expiry Date

Jan 08, 03	Simon Ridgway	320,000	$0.68	Jan 07, 08
Jan 08, 03	Mario Szotlender	120,000	$0.68	Jan 07, 08
Jan 08, 03	Employees	500,000	$0.68	Jan 07, 08
Jan 16, 03	Craig Bow	100,000	$0.90	Jan 15, 08
Jan 16, 03	Nicholas Glass	100,000	$0.90	Jan 15, 08
Jan 28, 03	David Farrell	80,000	$0.99	Jan 27, 08
Jan 28, 03	Harmen Keyser	40,000	$0.99	Jan 27, 08
Jan 28, 03	Employees	150,000	$0.99	Jan 27, 08
Feb 07, 03	Employee	10,000	$1.01	Feb 06, 08
Apr 03, 03	Employees	75,000	$0.95	Apr. 02, 08
Jun 02, 03	Consultant	50,000	$1.25	Jun 01, 04
Aug. 8/03	Employees	245,000	$1.10	Aug. 7/08
Aug 8/03	Tim Osler	55,000	$1.10	Aug. 7/08

4.

Summary of Securities as at the End of the Reporting Period:

(a)

Authorized share capital:   100,000,000 common shares without par value.

(b)

Shares issued and outstanding:   30,130,492 common shares, with a recorded value of $17,331,988.

(c)

Options, warrants and convertible securities outstanding:

Type of Security	Number Outstanding	Exercise Price Per Share	Expiry Date

Warrants	3,399,800	$0.25	Dec 19/04
Warrants	606,000	$0.55	Jan 06/04
Stock options	500,000	$1.25	Jun 14/03
Stock options	77,000	$0.65	Oct 31/04
Stock options	40,000	$0.65	Dec 12/04
Stock options	64,000	$0.60	Nov 15/05
Stock options	54,000	$0.68	Jan 11/06
Stock options	125,000	$0.85	Jan 24/06
Stock options	180,000	$1.00	Jul 10/06
Stock options	740,000	$0.68	Jan 07/08
Stock options	170,000	$0.90	Jan 15/08
Stock options	220,000	$0.99	Jan 27/08
Stock options	75,000	$0.95	Apr 02/08
Stock options	50,000	$1.25	Jun 01/04
Stock options	300,000	$1.10	Aug. 7/08

(d)

Shares held subject to escrow agreement:   750,000.

Shares held subject to pooling agreement:   Nil.

5.

Directors and Officers as at the Date this Report is Signed and Filed:

Name	Position
Simon T. Ridgway	Director & President
Harmen J. Keyser	Director
Mario Szotlender	Director
David Farrell	Director
Craig Bow	Director
Nicholas Glass	Director
Tim Osler	Secretary
Ralph Rushton	Vice-President, Corporate Development

SCHEDULE C  –  MANAGEMENT DISCUSSION AND ANALYSIS

(for the nine month period ended September 30, 2003)

Radius Explorations Ltd. is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Nicaragua and Guatemala.

Property Review

Nicaragua

In September 2003, Radius announced the discovery of the El Pavon gold vein system in Nicaragua.  The vein system is a grass-roots, low sulphidation epithermal discovery on a wholly-owned Radius concession.  To date, two veins - Pavon South and Pavon North - have been located within a 5 km by 2.5 km area.  Seven reconnaissance hand-trenches have been dug across the veins; two at Pavon North and five at Pavon South, returning a best section of 8.4 m @ 21.7 g/t gold which includes 4.9 m @ 34.7 g/t gold.

The veins are hosted by a series of intermediate to felsic volcanic rocks in rolling, easily accessible terrain.  An all-season road cuts the area.  Outcrop in the area of the discovery is sparse, and trenching or pitting through extensive soil development was used to trace veins.

In addition to the Pavon North and South veins, a series of mineralized zones were exposed in other reconnaissance trenches while tracing the main high grade vein: all of the trenches returned anomalous gold values.  Additional sub-parallel veins are known to occur 2 km to the west of the Pavon trend and follow-up work is on going.

Tambor Joint Venture (Radius / Gold Fields)

Gold Fields completed their drill program on the Tambor properties in Central Guatemala a high-grade, gold-quartz vein that returned up to 10.1m @ 31 g/t Au in trenching. A total of 5,818m were drilled in 54 holes during 2003 on the Poza Del Coyote and Guapinol South projects; 4,370m in 39 holes at Guapinol South and the balance at Coyote.

The most recent assay results include highlights of:

-        PRDD-03-033             5.3m @ 80.5 g/t Au     from 74.7m to 80.0m

-        PRDD-03-027             4.6m @ 45.5 g/t Au     from 28.9m to 33.5m

-        PRDD-03-022             6.1m @ 14.0 g/t Au     from 99.1m to 105.2m

-        PRDD-03-021             6.3m @ 9.9 g/t Au       from 57.3m to 63.6m

-        PRDD-03-039             3.0m @ 17.8 g/t Au     from 16.8m to 19.8m

Drilling at Guapinol has tested 375m of strike length and approximately 200m vertical depth. Assay results confirm the presence of significant gold mineralization associated with south-dipping, en echelon, discordant veins within a mylonitic phyllite unit, with vein widths of up to 4m.  Both gold and arsenic mineralization are restricted to the quartz veins and their immediate wall rocks.

At the end of Q3, Gold Fields were evaluating the drill data and preparing an in-house resource calculation for Guapinol and Coyote.  In October, Radius announced that it had reached agreement with Gold Fields to purchase their interest in the Tambor joint venture for 1.3-million Radius shares subject to TSX-Venture Exchange acceptance.  Radius is currently evaluating a number of options to take the Tambor properties forward.

Marimba Joint Venture (Radius / PilaGold)

In March 2003 PilaGold Inc. (formerly Pillar Resources Inc.) carried out first-pass drilling of the Cerro T and Lantiquin gold targets on the Marimba land package.  At Cerro T, drilling cut gold-bearing breccias along a strike length of over 700m, returning intercepts ranging from 2.6 g/t Au over 8.3m at the eastern end to 1.3 g/t Au over 22.9m on the western end.  Initial metallurgical test work indicates that the breccias will be readily amenable to conventional heap leach extraction.

A second-stage drill program at Cerro T began in September to establish an oxide, near surface gold resource and to extend the known strike length of the gold mineralization further to the east. Eleven holes were completed for a total of 1,035m on 6 section lines.  At the time of writing the results were pending.

At Lantiquin, three holes were drilled during Q2 2003 into a broad, low-grade shear zone returning significantly better grades than those seen at surface in early stage sampling.  A second-phase program began in late September to further test the strike and depth extent of the intersections obtained in the first round.  Three holes were drilled on 2 section lines for a total 722m of core drilling.  Final assay results are expected in the late Fall.

The Banderas Joint Venture (Radius / PilaGold)

PilaGold continued its work at the Banderas property.  Prospecting and trenching extended the known strike length of epithermal vein mineralization by 600 m.  A low angle vein (dipping 40º west), averaging 2-6 m in thickness, was located and trenched at the north-east end of the Banderas soil anomaly.  Similar banded, high-grade, Au/Ag quartz veins identified in float and outcrop elsewhere on the property were also trenched.

Gold and silver assay results from recent trenching returned best sections in trenches 002 and 003 of 4.4 m @ 13.1 g/t Au equivalent and 3.5 m @ 16.9 g/t Au equivalent respectively.  Initial geological interpretation suggests that at least 2 separate veins have been exposed in the trenches.

Preliminary petrographic examination of vein material from Banderas, carried out at the University of British Columbia, identified mineralogical and textural evidence which suggest that the Banderas veins are at a relatively high level in the mineralizing system, with good potential for the mineralized horizon to extend to deeper levels.

PilaGold began a first phase drill program at Banderas in late Q3, consisting of 10 holes testing the M28 and PH veins.  Results are expected sometime during Q4.

Results of Operations

The Company reported a net loss for the nine months ended September 30, 2003 of $566,553, compared to $379,119 for the nine months ended September 30, 2002.  Significant items comprising the 2003 loss include $214,875 for public relations, $120,525 for salaries, and $67,126 for travel and accommodation.  The public relations expenses include $86,344 for promotional mailouts, $53,578 for presentations to shareholders and promotional travel, $52,020 for conference registrations and brochure printing, and $12,372 for advertising.  The 2002 net loss included $147,283 for salaries, $61,953 for public relations, and $45,000 for consulting fees.

During the nine months ended September 30, 2003, approximately $667,900 was spent on exploration of the Company’s mineral properties, of which and $341,400 in Nicaragua and $326,500 was incurred in Guatemala.

Liquidity, Capital Resources and Outlook

As at September 30, 2003, the Company had working capital of $5,521,130, compared to $2,191,500 as at December 31, 2002.  In January 2003, the Company completed a $500,000 private placement financing of 1.0 million units at $0.50 each, and during the nine months ended September 30, 2003, warrants and stock options were exercised for a total of $5.53 million.  Subsequent to the quarter end, the Company sold by private placement 6,545,000 units at $1.50 per unit, for gross proceeds of $9,817,500.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

ON BEHALF OF THE BOARD OF DIRECTORS,

“signed”

Simon Ridgway, President